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[Simpson Thacher & Bartlett LLP letterhead]

        April 13, 2005

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0410
Attention: Ms. Nudrat Salik

Re:	Rockwood Holdings, Inc. Registration Statement on Form S-1 Filed February 11, 2005 File No. 333-122764

Dear Ms. Salik:

        On behalf of Rockwood Holdings, Inc. (the "Company"), in response to the Staff's telephonic request on April 12, 2005, the Company is providing the following information with respect to the Company's valuation of its common stock as of November 30, 2004 using a retrospective income approach consistent with the valuation technique applied in connection with the July 2004 equity investment by KKR and DLJMB:

1.
July 31, 2004: The implied multiple of total pro forma last twelve months ("LTM") Adjusted EBITDA as of July 31, 2004 was 7.5, based on the following:
enterprise value of Rockwood =
enterprise value of historic Rockwood +
enterprise value of Dynamit Nobel plus related fees and expenses +
enterprise value of Johnson Matthey pigments and dispersions business
	=	implied multiple
pro forma LTM Adjusted EBITDA

  enterprise value of historic Rockwood: $1,332.9 million (equity value of $304.0 million
  + net debt of $1,028.9 million)

  •
  equity value: $304.0 million

  —
  fair value per share based on price paid by DLJMB: $500.00

  —
  number of shares of common stock outstanding: 607,993

  •
  net debt: $1,028.9 million

  estimated enterprise value of Dynamit Nobel: $2,320.9 million (reflects the cash purchase price and assumed net debt as of July 31, 2004, as described in the Form 8-K filed August 4, 2004)

    •
    plus estimated fees and expenses of $152.2 million related to the Dynamit Nobel acquisition enterprise value of Johnson Matthey pigments and dispersions business: $50.0 million (reflects the purchase price; the acquisition was actually completed on September 1, 2004)

        pro forma LTM Adjusted EBITDA as of July 31, 2004: $513.0 million calculation of multiple:

(1,332.9 + 2,320.9 + 152.2 + 50.0)	= 7.5
513.0

  This calculation of the multiple is based in part on the estimated enterprise value of Dynamit Nobel and the estimated related fees and expenses. The actual enterprise value and related fees and expenses were lower. Had the actual amounts been used, the multiple would have been reduced to 7.4.

2.
November 30, 2004: The implied fair value per share was $517, based on the following:

  enterprise value:

    •
    equity value: number of shares of common stock outstanding: 1,471,693

    •
    net debt: $3,139.3 million

        pro forma LTM Adjusted EBITDA as of November 30, 2004: $520.0 million

        multiple:    7.5

  calculation of fair value per share:

(X × 1,471,693) + 3,139.3	= 7.5
520.0
X = 517

        Please call me (212-455-2758) or Anette Somosi (212-455-2485) of this firm with any questions if you wish to discuss the above matter.

                                                                                          Very truly yours,

                                                                                          /s/ Roxane F. Reardon

                                                                                          Roxane F. Reardon

Copies to:
Rufus Decker—Securities and Exchange Commission
Lesli Sheppard—Securities and Exchange Commission
Thomas J. Riordan—Rockwood Holdings, Inc.
William Calder—Deloitte & Touche LLP

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